Preliminary Pricing Supplement No. 7,258

Registration Statement Nos. 333-275587; 333-275587-01

Dated March 20, 2025

Filed pursuant to Rule 424(b)(2)

Morgan Stanley Finance LLC

Structured Investments

Jump Notes due April 5, 2028

Based on the Performance of the S&P 500® Scored & Screened Index

Fully and Unconditionally Guaranteed by Morgan Stanley

￭The notes are unsecured obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. The notes will pay no interest and have the terms described in the accompanying product supplement, index supplement and prospectus, as supplemented or modified by this document.

￭Payment at maturity. At maturity, if the final level is greater than or equal to the initial level, investors will receive the stated principal amount plus the upside payment specified herein. If, however, the final level is less than the initial level, investors will receive only the stated principal amount at maturity.

￭The notes are for investors who are concerned about principal risk but seek a return based on the performance of the underlier, and who are willing to forgo current income and returns above the upside payment in exchange for the repayment of principal at maturity and the potential to receive a positive return. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

￭All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

TERMS
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (see “Commissions and issue price” below)
Aggregate principal amount:	$
Underlier:	S&P 500® Scored & Screened Index (the “underlying index”)
Strike date:	March 31, 2025
Pricing date:	March 31, 2025
Original issue date:	April 3, 2025
Observation date:	March 31, 2028, subject to postponement for non-trading days and certain market disruption events
Maturity date:	April 5, 2028
Terms continued on the following page
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Estimated value on the pricing date:	Approximately $983.30 per note, or within $45.00 of that estimate. See “Estimated Value of the Notes” on page 3.
Commissions and issue price:	Price to public	Agent’s commissions and fees(1)(2)	Proceeds to us(3)
Per note	$1,000	$	$
Total	$	$	$

(1)The notes will be sold only to investors purchasing the notes in fee-based advisory accounts.

(2)MS & Co. expects to sell all of the notes that it purchases from us to an unaffiliated dealer at a price of $ per note, for further sale to certain fee-based advisory accounts at the price to public of $1,000 per note. MS & Co. will not receive a sales commission with respect to the notes. See “Supplemental information regarding plan of distribution; conflicts of interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(3)See “Use of Proceeds and Hedging” in the accompanying product supplement.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying product supplement, index supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below. When you read the accompanying index supplement, please note that all references in such supplement to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the accompanying prospectus dated April 12, 2024 or to the corresponding sections of such prospectus, as applicable. Please also see “Additional Terms of the Notes” and “Additional Information About the Notes” at the end of this document.

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Product Supplement for Notes dated February 7, 2025 Index Supplement dated November 16, 2023

Prospectus dated April 12, 2024

Morgan Stanley Finance LLC

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Terms continued from the previous page
Payment at maturity per note:

•     If the final level is greater than or equal to the initial level:

stated principal amount + upside payment

•     If the final level is less than the initial level:

stated principal amount

Under no circumstances will the payment at maturity be less than the stated principal amount.

Upside payment:	$201.50 per note (20.15% of the stated principal amount)
Final level:	The closing level of the underlier on the observation date
Initial level:	, which is the closing level of the underlier on the strike date
CUSIP:	61778JFJ4
ISIN:	US61778JFJ43
Listing:	The notes will not be listed on any securities exchange.

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Estimated Value of the Notes

The original issue price of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date will be less than $1,000. Our estimate of the value of the notes as determined on the pricing date will be within the range specified on the cover hereof and will be set forth on the cover of the final pricing supplement.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to the underlier. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the underlier, instruments based on the underlier, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the underlier, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, to the extent that MS & Co. may buy or sell the notes in the secondary market during the amortization period specified herein, absent changes in market conditions, including those related to the underlier, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes, and, if it once chooses to make a market, may cease doing so at any time.

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Hypothetical Examples

Hypothetical Payoff Diagram

The payoff diagram below illustrates the payment at maturity for a range of hypothetical performances of the underlier over the term of the notes, based on the following terms:

Stated principal amount:	$1,000 per note
Upside payment:	$201.50 per note (20.15% of the stated principal amount)
Hypothetical Payoff Diagram

The Underlier
The Notes
Stated Principal Amount + Upside Payment
Stated Principal Amount
Payment at Maturity per Note
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
% Change in Closing Level

￭Upside Scenario. If the final level is greater than or equal to the initial level, investors will receive the stated principal amount plus the upside payment per note.

oIf the underlier appreciates 10%, investors will receive a 20.15% return, or $1,201.50 per note.

oIf the underlier appreciates 100%, investors will receive a 20.15% return, or $1,201.50 per note.

￭Par Scenario. If the final level is less than the initial level, investors will receive the stated principal amount.

oIf the underlier depreciates 15%, investors will receive $1,000 per note.

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Risk Factors

This section describes the material risks relating to the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying product supplement and prospectus. We also urge you to consult with your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

Risks Relating to an Investment in the Notes

￭The notes may not pay more than the stated principal amount at maturity. If the final level is less than the initial level, you will receive only the stated principal amount at maturity, and you will not receive a positive return on your investment.

￭The notes do not pay interest. Because the notes do not pay interest, if the final level is less than the initial level, you will not receive a positive return on your investment, and therefore the overall return on the notes (the effective yield to maturity) will be less than the amount that would be paid on an ordinary debt security. Accordingly, the return of only the stated principal amount at maturity will not compensate you for the effects of inflation and other factors relating to the value of money over time.

￭The appreciation potential of the notes is fixed and limited. Where the final level is greater than or equal to the initial level, the appreciation potential of the notes is limited by the fixed upside payment, even if the final level is significantly greater than the initial level.

￭The amount payable on the notes is not linked to the value of the underlier at any time other than the observation date. The final level will be based on the closing level of the underlier on the observation date, subject to postponement for non-trading days and certain market disruption events. Even if the value of the underlier appreciates prior to the observation date but then drops by the observation date, the payment at maturity may be less than it would have been had the payment at maturity been linked to the value of the underlier prior to such drop. Although the actual value of the underlier on the stated maturity date or at other times during the term of the notes may be higher than the closing level of the underlier on the observation date, the payment at maturity will be based solely on the closing level of the underlier on the observation date.

￭The market price of the notes may be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market. We expect that generally the value of the underlier at any time will affect the value of the notes more than any other single factor. Other factors that may influence the value of the notes include:

othe volatility (frequency and magnitude of changes in value) of the underlier;

ointerest and yield rates in the market;

ogeopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlier or equity markets generally;

othe availability of comparable instruments;

othe composition of the underlier and changes in the component securities of the underlier;

othe time remaining until the notes mature; and

oany actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity. Generally, the longer the time remaining to maturity, the more the market price of the notes will be affected by the other factors described above. For example, you may have to sell your notes at a substantial discount from the stated principal amount if, at the time of sale, the closing level of the underlier is at, below or not sufficiently above the initial level, or if market interest rates rise.

You can review the historical closing levels of the underlier in the section of this document called “Historical Information.” You cannot predict the future performance of the underlier based on its historical performance. The value of the underlier may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. There can be no assurance that the final level will be greater than or equal to the initial level so that you receive a payment at maturity that exceeds the stated principal amount of the notes.

￭The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. You are dependent on our ability to pay all amounts due on the notes, and, therefore, you are subject to our credit risk. The notes are not guaranteed by any other entity. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

￭As a finance subsidiary, MSFL has no independent operations and will have no independent assets. As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a

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bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

￭The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, to the extent that MS & Co. may buy or sell the notes in the secondary market during the amortization period specified herein, absent changes in market conditions, including those related to the underlier, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

￭The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this document will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The market price of the notes may be influenced by many unpredictable factors” above.

￭The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

￭As discussed in more detail in the accompanying product supplement, investing in the notes is not equivalent to investing in the underlier(s).

￭You may be required to recognize taxable income on the notes prior to maturity. If you are a U.S. investor in a note, under the treatment of a note as a contingent payment debt instrument, you will generally be required to recognize taxable interest income in each year that you hold the note. In addition, any gain you recognize under the rules applicable to contingent payment debt instruments will generally be treated as ordinary interest income rather than capital gain. You should review carefully the section entitled “United States Federal Income Tax Considerations” herein, in combination with the section entitled “United States Federal Income Tax Considerations” in the accompanying product supplement, and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

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Risks Relating to the Underlier(s)

￭Because your return on the notes will depend upon the performance of the underlier(s), the notes are subject to the following risk(s), as discussed in more detail in the accompanying product supplement.

oAdjustments to an underlying index could adversely affect the value of the notes.

￭The underlying index may not be successful and may underperform alternative investment strategies. There can be no assurance that the underlying index will achieve positive returns over any period. The underlying index is designed to measure the performance of companies meeting certain environmental, social and governance (“ESG”) criteria, as determined by the index publisher, S&P® Dow Jones Indices LLC (“S&P®”), while maintaining similar overall industry group weights as the S&P 500® Index. The determination as to which components of the S&P 500® Index (the “index components”) will be included in the underlying index is made solely by S&P®, based on a multi-step eligibility assessment and index construction process, as described in “Annex A—S&P ® 500 Scored and Screened Index” below, which will often rely on information self-reported by companies. No assurance can be given that such information, or other publicly available information used in this methodology, is accurate or complete. There is no guarantee that the underlying index will outperform the S&P 500® Index or equity markets generally, and the performance of the underlying index may be less favorable than alternative investment strategies that could have been implemented, including strategies adopting different, rules-based criteria or without determinations made by S&P®.

￭The underlying index follows a particular methodology, which may differ significantly from alternative approaches and investor expectations. The underlying index follows a specific methodology, with determinations made by S&P® as to which components of the S&P 500® Index will be included as constituents of the underlying index. The underlying index methodology was developed by S&P® and may differ substantially from alternative investment strategies with similar objectives. Decisions to include or exclude components of the S&P 500® Index will be made solely by S&P® and will affect the performance of the underlying index on an ongoing basis. Additionally, S&P® will make decisions regarding the index components at its own discretion, without regard to investor expectations. For example, S&P® will determine which companies to exclude from eligibility based on its assessment of involvement in certain business activities and/or if a company is deemed as “Non-Compliant” with the principles of the United Nations Global Compact. S&P® can also exercise discretion in determining that a company does not have a sufficiently positive ESG Score, which aims to quantify, in a single score, a company’s performance across different environmental, social and governance objectives, to be considered for inclusion in the underlying index. The underlying index may include components that differ significantly from those of alternative investment strategies with similar objectives. As a result, the underlying index may underperform such alternative investment strategies, perhaps significantly.

￭The underlying index may include stocks that are not consistent with your ESG objectives. The underlying index measures the ESG performance of companies using ESG Scores, as described in “Annex A—S&P ® 500 Scored and Screened Index” below. No assurance can be given that the ESG Scores will measure the ESG performances in a manner that is consistent with your ESG objectives. You should carefully consider whether the ESG Scores measure ESG performances in a manner that is consistent with your ESG objectives.

Risks Relating to Conflicts of Interest

In engaging in certain activities described below and as discussed in more detail in the accompanying product supplement, our affiliates may take actions that may adversely affect the value of and your return on the notes, and in so doing they will have no obligation to consider your interests as an investor in the notes.

￭The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes. As calculation agent, MS & Co. will make any determinations necessary to calculate any payment(s) on the notes. Moreover, certain determinations made by MS & Co., in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, which may adversely affect your return on the notes. In addition, MS & Co. has determined the estimated value of the notes on the pricing date.

￭Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

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Historical Information

S&P 500® Scored & Screened Index Overview

Bloomberg Ticker Symbol: SPXESUP

The S&P 500® Scored & Screened Index is a float-adjusted market capitalization-weighted index that is designed to measure the performance of companies meeting sustainability, meaning environmental, social and governance, criteria, as determined by S&P® Dow Jones Indices LLC, while maintaining similar overall industry group weightings as the S&P 500® Index. For additional information regarding the S&P 500® Scored & Screened Index, see the information set forth under “Annex A—S&P 500® Scored & Screened Index” below.

The closing level of the underlier on March 18, 2025 was 487.66. The following graph sets forth the daily closing levels of the underlier for the period noted below. We obtained the historical information presented in this document from Bloomberg Financial Markets, without independent verification. The underlier has at times experienced periods of high volatility. You should not take the historical closing levels of the underlier as an indication of its future performance, and no assurance can be given as to the closing level of the underlier at any time.

Underlier Daily Closing Levels January 1, 2020 to March 18, 2025

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Additional Terms of the Notes

Please read this information in conjunction with the terms on the cover of this document.

Additional Terms:
If the terms described herein are inconsistent with those described in the accompanying product supplement, index supplement or prospectus, the terms described herein shall control.
Denominations:	$1,000 per note and integral multiples thereof
Amortization period:	The 6-month period following the issue date
Trustee:	The Bank of New York Mellon
Calculation agent:	Morgan Stanley & Co. LLC (“MS & Co.”)

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Additional Information About the Notes

Additional Information:
Minimum ticketing size:	$1,000 / 1 note
United States federal income tax considerations:

You should review carefully the section in the accompanying product supplement entitled “United States Federal Income Tax Considerations.” The following discussion, when read in combination with that section, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Generally, this discussion assumes that you purchased the notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you, including consequences that may arise due to any other investments relating to an underlier. You should consult your tax adviser regarding the effect any such circumstances may have on the U.S. federal income tax consequences of your ownership of a note.

The notes should be treated as debt instruments for U.S. federal income tax purposes. Based on current market conditions, we intend to treat the notes for U.S. federal income tax purposes as contingent payment debt instruments, or “CPDIs,” as described in “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments” in the accompanying product supplement.  Under this treatment, regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, adjusted upward or downward to reflect the difference, if any, between the actual and projected payments on the notes during the year. Upon a taxable disposition of a note, you generally will recognize taxable income or loss equal to the difference between the amount received and your tax basis in the notes. You generally must treat any income realized as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss, the deductibility of which is subject to limitations.

We will determine the comparable yield for the notes and will provide that comparable yield, and the projected payment schedule, or information about how to obtain them, in the final pricing supplement for the notes.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount(s) that we will pay on the notes.

Non-U.S. Holders. If you are a Non-U.S. Holder, please also read the section entitled “United States Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement.

As discussed under “United States Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. The Treasury regulations, as modified by an IRS notice, exempt financial instruments issued prior to January 1, 2027 that do not have a “delta” of one. Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with respect to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. If necessary, further information regarding the potential application of Section 871(m) will be provided in the final pricing supplement for the notes.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Additional considerations:

Client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest:

MS & Co. expects to sell all of the notes that it purchases from us to an unaffiliated dealer at a price of $ per note, for further sale to certain fee-based advisory accounts at the price to public of $1,000 per note. MS & Co. will not receive a sales commission with respect to the notes.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the

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Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying product supplement.

Where you can find more information:

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the product supplement and the index supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. You should read the prospectus in that registration statement, the product supplement, the index supplement and any other documents relating to this offering that MSFL and Morgan Stanley have filed with the SEC for more complete information about Morgan Stanley and this offering. When you read the accompanying index supplement, please note that all references in such supplement to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the accompanying prospectus dated April 12, 2024 or to the corresponding sections of such prospectus, as applicable. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MSFL, Morgan Stanley, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, the index supplement and the product supplement if you so request by calling toll-free 1-(800)-584-6837.

Terms used but not defined in this document are defined in the product supplement, in the index supplement or in the prospectus. Each of the product supplement, the index supplement and the prospectus can be accessed via the hyperlinks set forth on the cover of this document.

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Annex A—S&P 500® Scored & Screened Index

The S&P 500® Scored & Screened Index (the “SPXESUP Index”) is a float-adjusted market capitalization-weighted index that is designed to measure the performance of companies meeting sustainability, meaning environmental, social and governance (“ESG”) criteria, as determined by S&P® Dow Jones Indices LLC, while maintaining similar overall industry group weightings as the S&P 500® Index. The underlying index publisher with respect to the SPXESUP Index is S&P® Dow Jones Indices LLC (“S&P®”), or any successor thereof.

The SPXESUP Index was launched on January 28, 2019 under its prior name, the S&P 500® ESG Index, and is reported by Bloomberg under the ticker symbol “SPXESUP.” All information contained in this document regarding the SPXESUP Index has been derived from publicly available information, without independent verification.

Index Eligibility

The eligible universe of companies from which S&P® selects eligible stocks for inclusion in the SPXESUP Index consists of all the stocks in the S&P 500® Index. For additional information about the S&P 500® Index and how it is calculated and maintained, see “S&P® U.S. Indices—S&P 500® Index” in the accompanying index supplement.

A constituent of the S&P 500® Index is eligible for inclusion in the SPXESUP Index, unless the company falls into one of the following excluded categories:

(1)Thermal Coal: companies that either extract or generate electricity from thermal coal accounting for greater than 5% of their revenue.

(2)Tobacco: companies that either directly, or via an ownership stake of 25% or more in another company, produce tobacco, have tobacco-related products and services accounting for greater than 5% of their revenue or have tobacco sales accounting for greater than 5% of their revenue.

(3)Controversial Weapons: companies that either directly, or via an ownership stake of 25% or more in another company, are involved with cluster weapons, landmines (anti-personnel landmines), biological or chemical weapons, depleted uranium weapons, white phosphorus weapons or nuclear weapons.

(4)Oil Sands: companies that are involved in the extraction of oil sands.

(5)Small Arms: companies that manufacture and/or sell small arms, or key components of small arms, to civilian, military and/or law enforcement customers.

(6)Military Contracting: companies that manufacture and distribute miliary weapons systems and related products and services.

(7)UNGC Non-Compliance: companies that are classified as Non-Compliant with the principles of the United Nations Global Compact (the “UNGC”).

(8)Low ESG Score: companies with an S&P DJI ESG Score (“ESG Score”) that falls within the worst 25% of ESG Scores from each Global Industry Classification Standard (“GICS®”) global industry group. The global universe for this characterization is defined as the union of the S&P Global LargeMidCap Index and the S&P Global 1200 Index as of the end of March of the prior year.

Index Construction

The selection of index constituents from the eligible universe proceeds as follows:

(1)For each GICS® industry group, companies are selected in decreasing order of ESG Score, until 65% of the universe’s float-adjusted market capitalization is reached.

(2)For each GICS® industry group, existing companies with an ESG Score ranked between 65% and 85% are selected to get as close as possible to the target of 75% of float-adjusted market capitalization.

(3)If the combined float-adjusted market capitalization of selected companies is not above the 75% float-adjusted market capitalization target, companies not already selected from the eligible universe may be added in decreasing order of ESG Score to get as close as possible to the 75% float-adjusted market capitalization target. This process will stop when the addition of the next eligible company would result in the total float-adjusted market capitalization of the relevant GICS® industry group moving further away from the 75% float-adjusted market capitalization target.

Morgan Stanley Finance LLC

Jump Notes

ESG Score Methodology

ESG Scores are intended to measure the environmental, social and governance risk and performance factors for corporations, with an emphasis on material impacts of sustainability issues on a company’s value drivers, competitive position and long-term shareholder value creation. The ESG Scores are calculated by S&P®, in association with S&P Global Sustainable1. The ESG Scores dataset contains a total company-level ESG Score for a financial year and consists of individual environmental, social and governance dimension scores, beneath which are on average approximately 23 industry-specific criteria scores that can be used as signals of ESG risks and repercussions.

The ESG Scores are the result of further scoring methodology refinements to the S&P Global ESG Scores that result from the S&P Global Corporate Sustainability Assessment (the “CSA”), a research process that aggregates underlying company ESG data to score levels. The CSA is an annual questionnaire-based evaluation process focused on ESG factors, with the aim of identifying the extent to which companies are equipped to recognize and respond to emerging sustainability opportunities and challenges in the global market. The CSA emphasizes financially material and industry-specific sustainability issues.

Companies are evaluated based on various sustainability criteria, covering environmental, social and governance dimensions. Companies’ responses to questions are assigned values, based on both transparency and performance on sustainability topics. The values are then aggregated into criteria, dimension and total ESG scores, using an industry-specific weighting scheme. For the purposes of the CSA assessment, companies are assigned to industries defined by S&P Global Sustainable1. S&P Global Sustainable1 uses the GICS® as its starting point for determining industry classification. At the industry group and sector levels, the industries match the standard GICS® classifications, but some non-standard aggregations occur at the industry level. The CSA includes 62 industry-specific questionnaires that address concepts deemed material for that industry, and also assesses “core factors” that are not industry-specific. Analysis of the CSA results in an ESG Score for each company.

On an annual basis, companies are invited to respond directly to the CSA. Companies that do not respond to the CSA may still be assessed and receive ESG Scores based on public information about the company. In addition, ESG datapoints are checked against public sources for every company. Companies also have the option of furnishing additional information to enhance their public disclosures. Company-disclosed information is supported by the ongoing Media & Stakeholder Analysis process, which leverages data from RepRisk, a data science company, and tracks companies’ exposure to, and subsequent management of, controversies. To account for any information gaps, a framework is used to quantify missing data in answers to questions for which publicly available information is scarce. Modeling approaches are then applied and aggregated into the ESG Score to address gaps in disclosure.

ESG Score Calculation

During the CSA process, ESG criteria are calculated for each company covering various sustainability topics. Within each industry, each criterion has a different weight in the total company-level ESG Score calculation, which is the weighted sum of all underlying criteria.

Due to the ESG methodology’s industry-specific approach, as defined by S&P Global Sustainable1, the weights are dependent on a company’s particular industry. Therefore, the weights for each indicator vary across industries. Some ESG indicators are used in all industries, whereas some are industry-specific. If an indicator is irrelevant to a specific industry, the corresponding industry weight is zero.

Weights are defined in the CSA based on S&P Global Sustainable1’s review of the financial materiality of each criterion to the specific industry. The weightings of each criterion and consideration of potentially new criteria are reviewed annually.

Index Maintenance

The SPXESUP Index is reconstituted annually, with changes effective after the close of the last business day of April. The reconstitution reference date is the last trading day of March.

The SPXESUP Index constituents are reweighted on a quarterly basis. The constituents are reweighted after the close of business on the last working day of April, July, October and January, with a reweighting reference date seven business days prior to the rebalancing effective date.

In addition, the SPXESUP Index constituents are reviewed on a quarterly basis for ongoing eligibility under the Thermal Coal, Tobacco, Controversial Weapons, Oil Sands, Small Arms, Military Contracting and UNGC Non-Compliance exclusion criteria. All constituents deemed ineligible due to business activities related to Thermal Coal, Tobacco, Controversial Weapons, Oil Sands, Small Arms and Military Contracting are removed, without replacement, effective after the close of the last business day of July, October and January using a reference date as of after the close of the last business day of the previous month. All constituents deemed ineligible due to UNGC Non-Compliance are removed, without replacement, effective after the close of the third Friday of March, June, September and December using a reference date as of after the close of the last business day of the previous month.

Morgan Stanley Finance LLC

Jump Notes

Except in the case of spin-offs, no additions are made to the SPXESUP Index between annual reconstitutions. A constituent stock may be deleted from the SPXESUP immediately due to corporate events such as mergers, takeovers, delistings or suspensions, spin-offs/demergers or bankruptcy, or as part of the quarterly eligibility review process. Additionally, subject to the discretion of S&P®, a deletion may occur if a Media & Stakeholder Analysis issue is raised.